EXHIBIT 12.1

MIDSTATES PETROLEUM COMPANY, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS

(In thousands, except ratios)

	Successor			Predecessor
	Year Ended December 31,		For the Period October 21, 2016 through December 31,	For the Period January 1, 2016 through October 20,	Year Ended December 31,
	2018	2017	2016	2016	2015	2014
Earnings available before fixed charges:
Pre-tax income (loss)	$49,784	$(85,077)	$9,930	$1,323,079	$(1,806,836)	$123,324
Interest expense (Predecessor Period excludes interest expense of $89.5 million on senior and secured notes)	4,490	7,647	1,409	61,773	151,832	129,691
Amortization of capitalized interest	218	780	15	—	23,960	4,961
Loan cost amortization	476	385	63	4,587	11,316	7,857
Portion of rental expense which represents interest factor	193	189	41	699	699	698
Total earnings available for fixed charges	$55,161	$(76,076)	$11,458	$1,390,138	$(1,619,029)	$266,531
Interest expense (Predecessor Period excludes interest expense of $89.5 million on senior and secured notes)	$4,490	$7,647	$1,409	$61,773	$151,832	$129,691
Capitalized interest	466	2,440	728	—	4,859	12,415
Loan cost amortization	476	385	63	4,587	11,316	7,857
Portion of rental expense which represents interest factor	193	189	41	699	699	698
Total fixed charges	$5,625	$10,661	$2,241	$67,059	$168,706	$150,661
Ratio of earnings to fixed charges	9.8x	—	5.1x	20.7x	—	1.8x
Insufficient coverage	$—	$86,737	$—	$—	$1,787,735	$—
Total fixed charges	$5,625	$10,661	$2,241	$67,059	$168,706	$150,661
Pre-tax preferred dividends(1)	—	—	—	—	23,545	30,863
Total fixed charges plus preferred dividends	$5,625	$10,661	$2,241	$67,059	$192,251	$181,524
Ratio of earnings to combined fixed charges and preferred dividends	9.8x	—	5.1x	20.7x	—	1.5x
Insufficient coverage	$—	$86,737	$—	$—	$1,811,280	$—

(1)                                 Preferred dividends shown herein relate to the Company’s Series A Mandatorily Convertible Preferred Stock (“Series A Preferred Stock”) issued on October 1, 2012, which allows, at the Company’s option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference. Pre-tax preferred stock dividend amounts for the years ended December 31, 2015 and 2014 were calculated utilizing the Company’s effective tax rate for the applicable periods (0.5% and 5.2%, respectively) and represent the notional dividend amount as though paid in cash, rather than through an adjustment to the Series A Preferred Stock liquidation preference. On September 30, 2015, the Series A Preferred Stock converted into 3,738,424 shares of common stock.